March 3, 2025

Mark Stone
Chief Executive Officer
Gores Holdings X, Inc.
6260 Lookout Road
Boulder, CO 80301

       Re: Gores Holdings X, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted February 4, 2025
           CIK No. 0001986817
Dear Mark Stone:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page

1. We note the disclosure in the third paragraph that public shareholders will have redemption rights "at a per-share price ... equal to the aggregate amount then on deposit in the trust account ... including interest earned thereon (net of amounts withdrawn or eligible to be withdrawn to fund our regulatory compliance requirements and other costs related thereto, working capital requirements, in each
       case subject to the limitations described herein, and/or to pay our taxes ..., divided by the number of then issued and outstanding public Class A ordinary shares, subject to
 March 3, 2025
Page 2

       applicable law." Please advise how such provision is consistent with Nasdaq Rule IM-
       5101-2(d), which says "public Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (net of taxes payable and amounts distributed to management for working capital purposes)."
2. We note your disclosure on page 27 that you if increase or decrease the size of this offering you will effect a share capitalization or a share surrender or redemption or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of this offering in such amount as to maintain the ownership of your initial shareholders, on an as-converted basis, at
       20.00% of our issued and outstanding ordinary shares. Please disclose on the cover page and in narrative and tabular form on pages 15 and 140, in the discussions of securities that may become issuable to the sponsor and whether, and the extent to which, these securities issuances may result in a material dilution of
the purchaser   s
       equity interests. Please refer to Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.
3. Please disclose the repayment of up to $600,000 in loans to cover offering-related and organizational expenses disclosed on page 14, as required by Item 1602(a)(3) of
       Regulation S-K.
Risk Factors, page 60

4. We note the disclosure on page 19 that in order to facilitate your initial business combination or for any other reason determined by your sponsor, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement shares or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
Risks Relating to Our Search for, and Consummation of or Inability to Consummate, a
Business Combination
If we are deemed to be an investment company under the Investment Company Act..., page
72

5. We note your disclosure that you may be deemed to be subject to the Investment
       Company Act. Please revise to include disclosure that if you are required to wind down your operations as a result of this status any warrants would expire worthless. Please also revise to confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
 March 3, 2025
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations and Known Trends or Future Events, page 123

6. We note that you expect to account for the warrants as warrant liabilities and not as equity. Please tell us why you have not made any adjustments to your dilution or capitalization tables to reflect this liability. Please revise your financial statement footnotes to discuss your accounting for the warrants, and in your response, please tell us how you determined your accounting and the literature relied upon. Permitted Purchases of our Securities, page 149

7. We note your response to prior comment 1 and your disclosure on page 149 that the purpose of these permitted purchases would be to vote such shares in favor of a business combination. Please reconcile this disclosure with your disclosure elsewhere that such purchases would be structured in compliance with the requirements of
       Rule 14e-5 under the Exchange Act, or advise.
General

8. We note that the Letter Agreement filed as Exhibit 10.3 requires the company obtain the consent of the Sponsor before entering into a definitive agreement regarding a proposed business combination. Please provide clear disclosure of this, as required by
       Item 1603(a)(5) of Regulation S-K.

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Heather Emmel, Esq.